Exhibit 21.1

Perfect Moment Ltd. Subsidiaries

Subsidiaries	Jurisdiction of Organization
Perfect Moment Asia Limited	Hong Kong
Perfect Moment (UK) Limited	United Kingdom
Perfect Moment TM Sarl	Switzerland